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02019549

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

...UAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25933

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Thomas J. Herzfeld & Co., Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10491 SW 97th Avenue
(No. and Street)

Miami (City) FL (State) 33176 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cecilia Gondor 305-271-1900
(Area Code — Telephone No.)

OT-008633-CS AUD
THOMAS J. HERZFELD & CO.
INCORPORATED
CECILIA GONDOR, EXECUTIVE V
P.O. BOX 161465
MIAMI FL 33116

B. ACCOUNTANT IDENTIFICATION

INDEPEN... ACCOUNTANT whose opinion is contained in this Report*

E. Leonard Pacun
(Name — if individual, state last, first, middle name)

7800 Red Road, South Miami, FL 33143
(Address) (City) (State) Zip Code)

CHECK O...
☒ ... Accountant
☐ ...ant
☐ ... resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas J. Herzfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas J. Herzfeld & Co., Incorporated, as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

Cecilia Gondor
MY COMMISSION # CC983124 EXPIRES
March 21, 2005
BONDED THRU TROY FAIN INSURANCE, INC.

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
_ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
_ (m) A copy of the SIPC Supplemental Report.
_ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
x (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOMAS J. HERZFELD & CO., INCORPORATED

AUDIT REPORT

DECEMBER 31, 2001

THOMAS J. HERZFELD & CO., INCORPORATED
INDEX TO FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2001

CONTENTS

E. LEONARD PACUN
CERTIFIED PUBLIC ACCOUNTANT

MEMBER
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

7800 RED ROAD · SUITE 217
SOUTH MIAMI, FLORIDA
33143
TEL. O (305) 663-1286
H (305) 443-2114

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Thomas J. Herzfeld & Co., Incorporated

I have audited the accompanying statement of financial condition of Thomas J. Herzfeld & Co., Incorporated as of December 31, 2001, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Security Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Thomas J. Herzfeld & Co., Incorporated as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

E. LEONARD PACUN

E. Leonard Pacun

South Miami, Florida
February 11, 2002

THOMAS J. HERZFELD & CO., INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and Cash equivalents (Note 2)	$ 332,924
Commissions Receivable	57,840
Other Receivable	10,500
Investment (Note 4)	3,300
Trading Account (Note 5)	42,088
Fixed Assets at Cost, Net of Accumulated Depreciation of $72,000 (Notes 1 and 6)	4,429
Other Assets	4,212
	$ 455,293

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued Expenses	$ 47,158
Due to Clearing Broker	3,877
Due to Officer	3,299
	54,334
Commitments (Note 8)	
Stockholder's Equity:	
Common Stock, $.01 par value:	
Authorized, 100,000 shares	
Issued and Outstanding, 30,000 shares	300
Additional Paid-in Capital	119,700
Retained Earnings	280,959
	400,959
	$ 455,293

The Accompanying Notes are an Integral Part of these Financial Statements.

THOMAS J. HERZFELD & CO., INCORPORATED
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:		
Commissions	$ 551,740	
Trading Profits (Losses)	(43,249)	
Interest and Dividends	13,468	
TOTAL REVENUE		$ 521,959
EXPENSES:		
Employee Compensation	$ 538,009	
Firm Trading and Floor Brokerage	5,919	
Communications	4,640	
Office	13,950	
Taxes, Other Than Federal Income Taxes	30,927	
Other	116,069	
TOTAL EXPENSES		709,514
NET LOSS		$ (187,555)

The Accompanying Notes are an Integral Part of These Financial Statements.

THOMAS J. HERZFELD & CO., INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock $.01 Par Value	Paid-in Capital	Retained Earnings	Stock-holder's Equity
Balance, January 1, 2001	$300	$119,700	$ 468,514	$ 588,514
Net Income (Loss)			(187,555)	(187,555)
Balance, December 31, 2001	$300	$119,700	$ 280,959	$ 400,959

The Accompanying Notes are an Integral Part of These Financial Statements.

THOMAS J. HERZFELD & CO., INCORPORATED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:		
Net Loss	$ (187,555)	
Adjustments to reconcile net loss To net cash used in operating activities:		
Decrease in commissions receivable	435	
Decrease in due from clearing broker	40,432	
Decrease in securities owned (net)	298,580	
Increase in other assets	(354)	
Increase in accrued expenses	21,812	
Net cash flows from operating activities		$173,350
Cash Flows from Financing Activities:		
Increase in Due to Officer	9,312	
Increase in other receivables	(10,500)	
Net cash flows from financing activities		(1,188)
Net Increase in Cash		$ 172,162
Cash - December 31, 2001		$ 332,924
Cash - January 1, 2001		160,762
Net Increase in cash		$ 172,162
Cash Paid During the Year for:		
Income tax	$ 0	
Interest	0	

The Accompanying Notes are an Integral Part of these Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies that affect the more significant elements of the Company's financial statements are summarized below. These policies have been applied on a consistent basis.

The Company operated as a broker-dealer in securities and is so registered with the United States Securities and Exchange Commission, the Florida Division of Securities and the National Association of Securities Dealers, Inc. Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies.

Pursuant to an agreement between the Company and its clearing broker, customer securities transactions are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 under Section (k)(2)(B) and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by the clearing broker. The Company is contingently liable to its clearing broker for any losses incurred on behalf of its customers' accounts. All security transactions with related income and expenses are recorded on a trade date basis.

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commission which requires that the Company's aggregate indebtedness as defined, shall not exceed 1500% of "Net Capital," as defined. At December 31, 2001, the Company's "Net Capital" was $365,918 and the "Required Net Capital," as defined, was $100,000. The ratio of "Aggregate Indebtedness" to "Net Capital" was 15%.

It is the Company's policy to include all money instruments with maturities of 30 days or less as cash or cash equivalent. Fixed assets are stated at cost and depreciated to salvage value. Expenditures for maintenance and repairs are charged to expense as incurred; expenditures for renewals and betterments are capitalized. The cost of assets sold, as well as the related accumulated depreciation, are removed from the accounts, with any gain or loss on disposition included in income.

The Company has elected S corporation status under the Internal Revenue Code to have its taxable income, whether distributed or not, taxed directly to its stockholder.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CASH AND CASH EQUIVALENTS:

Cash in Bank	$ 18,576
Money Market Funds	314,348
TOTAL	$332,924

NOTE 3 - CONCENTRATION OF CREDIT RISK

The corporation maintains cash balances in bank and money market funds. The Federal Deposit Insurance Corp. insures bank balances up to $100,000 each.

Uninsured balances amount to approximately $314,348 at December 31, 2001.

Investment in Prudential Government Money Market	$122,730
Investment in Vanguard Government Money Market	110,491
Investment in Fidelity Spartan U.S. Treasury Money Market Trust	81,127
	$314,348

NOTE 4 - INVESTMENTS:

Company holds 300 warrants NASD 6/28/02. While they are not marketable at the present time the directors have valued it at cost as the NASD will be going public shortly. It has not been classified or included in good capital. (This treatment has been approved by the NASD.)

NOTE 5 - SECURITIES OWNED:

Security owned consist of the following:	
Trading Securities	$ 42,088
	$ 42,088

Security positions are marked to the market monthly and the unrealized gains and losses are recorded in the Statement of Income.

NOTE 6 - FIXED ASSETS:

Fixed Assets at December 31, 2001 consist of the following:

		Estimated Useful Life
Furniture and Fixtures	$ 76,429	5 - 7 Years
Less: Accumulated Depreciation	72,000	
NET BOOK VALUE	$ 4,429	

NOTE 7 - RELATED PARTY TRANSACTIONS

The president and sole stockholder of the Company is also the president and sole stockholder of Thomas J. Herzfeld Advisors, Inc., a registered investment advisor and he is the owner of the company's office building. The individual entities have common ownership and share common facilities and personnel. Various expenses including occupancy costs, salaries and other expenses have been allocated between Thomas J. Herzfeld & Co., Incorporated and Thomas J. Herzfeld Advisors, Inc. based upon services rendered by common personnel and usage of common facilities. Intercompany expenses amounted to $479,240.

NOTE 8 - COMMITMENTS:

The Company entered into an employment contract with an officer whereby the officer will receive a salary of $300,000 per year, plus additional compensation as determined by the Board of Directors. This contract is renewable annually.

The Company leases space for its office, from Thomas J. Herzfeld, 100% stockholder of this company, under a five year lease at an annual rental of $48,000. The lease expires November 30, 2002. 50% of the annual rental is allocated to Thomas J. Herzfeld Advisors, Inc.

Rental payments under the lease are summarized as follows:

2002	$44,000

SUPPLEMENTARY SCHEDULES

THOMAS J. HERZFELD & CO., INCORPORATED
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

Total Stockholder's Equity from Statement of Financial Condition	$ 400,959
Deduct - Nonallowable Assets and Other Charges (Exhibit 1)	22,441
Net Capital Before Haircuts on Securities Positions	378,518
Haircuts on Securities Positions	12,600
Net Capital	365,918
Required Capital	100,000
Excess Net Capital	$ 265,918

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accrued Expenses	$ 47,158	
Due to Officer	3,299	
Due to Clearing Broker	3,877	
Aggregate Indebtedness		$ 54,334

Ratio of Aggregate Indebtedness to Net Capital - 15%

Schedule I
Exhibit 1

THOMAS J. HERZFELD & CO., INCORPORATED
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

NONALLOWABLE ASSETS AND OTHER CHARGES

Other Receivables	$ 10,500
Investment	3,300
Fixed Assets at Cost Less Accumulated Depreciation	4,429
Other Assets	4,212
	$ 22,441

Schedule 2
Schedule 3

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is not required to file the above schedules as they are exempt from Rule 15c3-3(k)2B as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Schedule 4

THOMAS J. HERZFELD, & CO., INCORPORATED
RECONCILIATION OF COMPUTATION OF NET CAPITAL
PER UNIFORM NET CAPITAL RULE 15c 3-1 TO
COMPANY'S CORRESPONDING UNAUDITED
FORM X-17A-5 PART 11A FILING
DECEMBER 31, 2001

NET CAPITAL PER COMPUTATION	$ 400,959
Adjustments:	
Accrued Expenses	979
Due to Officer	3,299
Other Assets	(3,203)
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17A-5 PART 11A FILING	$ 402,034

SUBORDINATED DEBT

The Company did not have subordinated debt as of December 31, 2001 or at any time during the year then ended.

February 11, 2000

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
of Thomas J. Herzfeld & Co., Incorporated

In planning and performing my audit of the consolidated financial statements and supplemental schedules of Thomas J. Herzfeld & Co., Incorporated for the year ended December 31, 2001, I considered its internal control, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the SEC's preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in an internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC [Designated self-regulatory organization], and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

E. Leonard Pacun

E. Leonard Pacun, CPA
South Miami, Florida
February 11, 2002